Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Hut 8 Mining Corp. (the "Company")

130 King Street West, Suite 1800

Toronto, Ontario

M5X 2A2

Item 2	Date of Material Change

June 30, 2021

Item 3	News Release

A news release with respect to the material change referred to in this Material Change Report was disseminated by the Company through newswire on June 30, 2021, and subsequently filed under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On June 30, 2021, the Company announced that it has executed on a $44.373 million USD purchase of 11,090 MicroBT M30S, M30S+ and M31S miners from SuperAcme Technology (Hong Kong) Limited, representing approximately $44/Terahash. The miners are expected to be delivered starting in October 2021 and full deployment is anticipated to be complete by December 2021. The anticipated production capacity increase with both purchases upon full deployment is expected to be 1.081 E/H, which alongside previously announced investments, should bring Hut 8’s total installed capacity to approximately 2.5 E/H.

Item 5	Full Description of Material Change

On June 30, 2021, the Company announced that it has executed on a $44.373 million USD purchase of 11,090 MicroBT M30S, M30S+ and M31S miners from SuperAcme Technology (Hong Kong) Limited (“SuperAcme”), representing approximately $44/Terahash. The miners are expected to be delivered starting in October 2021 and full deployment is anticipated to be complete by December 2021. This purchase complements a smaller purchase of 863 M30S+ and M30S miners made earlier that is expected to be delivered and fully deployed in July 2021.

The anticipated production capacity increase with both purchases upon full deployment is expected to be 1.081 E/H, which alongside previously announced investments, should bring Hut 8’s total installed capacity to approximately 2.5 E/H. The new fleet of miners is expected to make up the first operational fleet in the Company’s planned 100 MW facility being developed in partnership with Validus Power.

The 2.5 E/H installed production capacity noted above adds to the 1,600 Gigahash anticipated from the NVIDIA cryptocurrency mining processors. Given current bitcoin network dynamics, these hashrate installations are expected to increase Hut 8’s current average production from 6.5 – 7.5 Bitcoin per day, to 14 – 16 Bitcoin per day based on current economic conditions.

Cautionary Note Regarding Forward–Looking Information

This Material Change Report includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this Material Change Report that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, statements regarding the anticipated expansion of the current installed hashrate, the Company’s trajectory to produce additional Bitcoin, planned investments for the balance of 2021, the expected timing of the installation and deployment of the SuperAcme miners, the NVIDIA CMPs and the expected incremental production of Bitcoin resulting therefrom, the build-out of a 100 MW facility and the anticipated readiness of the initial 35 MW portion of such facility.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this Material Change Report, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this Material Change Report are made as of the date of the material change, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer

Telephone: (647) 521-7433

Email: info@hut8mining.com

Item 9	Date of Report

July 12, 2021.